UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on September 1, 2023 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on July 10, 2023 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Lee, Jung-Bok, Interim President & CEO of KEPCO

We hereby call the fiscal year 2023 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: September 18, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea

KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of the President & CEO

•	Kim, Dong-Cheol

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: September 1, 2023

Attachment

Agenda 1. Election of the President & CEO

•	Kim, Dong-Cheol

•	Gender : Male

•	Date of Birth : June 30, 1955

•	Previous Positions

•	Member of the 17th, 18th, 19th and 20th National Assembly (from May 2004 to May 2020)

•	Floor Leader of Bareun Mirae Party (from Feb. 2018 to Jun. 2018)

•	Floor Leader of People’s Party (from May 2017 to Feb. 2018)

•	Chairperson of Land Infrastructure and Transport Committee of the National Assembly (from Nov. 2015 to May 2016)

•	Chairperson of Trade, Industry and Energy Committee of the National Assembly (from Jun. 2014 to Jul. 2015)

•	Member of Trade, Industry and Energy Committee of the National Assembly (from Jul. 2012 to May 2014)

•	Senior Presidential Secretary for Political Affair of the Blue House (from Feb. 2002 to May 2003)

•	Nominated by : Director Nomination Committee

•	Separate election of a standing director who will serve as a member of the audit committee from other directors : None

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as President & CEO in KEPCO : Three Years

The nominee, Mr. Kim, Dong-Cheol, has a profound understanding and expertise in national power industry as he had served as a chairperson and a member of Trade, Industry and Energy Committee of the 19th National Assembly. During his term of office, Mr. Kim established various energy-related policies by analyzing and suggesting alternatives for challenges in national power industry, such as necessity for additional substations related to power grid limitations, a solution for contradictions within policy objectives for carbon-neutrality and increasing carbon emissions, a corruption issue at Korea Hydro and Nuclear Power (KHNP)’s procurement process and necessity for a group purchase of KEPCO’s generation subsidiaries’ fuel requirements. Mr. Kim is also equipped with an outstanding leadership to deal with interest adjustments and communications which is gained from about 20 years of parliamentary activities devoted to several law-making processes for economic revitalization and industry development of Korea. Accordingly, Mr. Kim is considered to be sufficiently qualified through his capability and competence to steer a large-scale organization.

Reference to the Shareholders:

Composition of the Board of Directors

After the election of the director as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Newly Elected

Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023

Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023

Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023

Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Financial & Strategic Planning Officer	Jun. 26, 2023

Standing Director	Male	Kim, Tae-Ok	Corporate Senior Executive Vice President and Chief Power Grid Officer	Mar. 25, 2021

Standing Director	Male	Lee, Heung-Joo	Corporate Senior Executive Vice President and Chief Global &Nuclear Business Officer	Oct. 14, 2021

Non-standing Director	Male	Park, Hyo-Sung	Non-Executive Director, Interim Chairperson of the Board of Directors and Member of the Audit Committee	Apr. 14, 2021

Non-standing Director	Male	Lee, Kee-Man	Non-Executive Director	Apr. 14, 2021

Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021

Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021

Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022

Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023

Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director	Aug. 30, 2023